Terms supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product suppleme nt no. 4 - I dated April 13, 2023, the underlying supplement no. 5 - III dated March 5, 2025 and the prospectus addendum dated June 3, 2024 Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 Dated December 1, 2025 Rule 424(b)(3) North America Structured Investments 5yrNC1yr MQUSTVA Auto Callable Contingent Interest Notes J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below. Index Overview The MerQube US Tech+ Vol Advantage Index (the “Index" or "Underlying”) attempts to provide a dynamic rules - based exposure to the underlying asset to which the Index is linked (the "Underlying Asset"), while targeting a level of implied volatility, with a ma ximum exposure to the Underlying Asset of 500% and a minimum exposure to the Underlying Asset of 0%. Since February 9, 2024 (the "Amendment Effective Date"), the Underlying Asset has been an unfunded position in the Invesco QQQ Trust SM , Series 1 (the "QQQ Fund"), calculated as the excess of the total return of the QQQ Fund over a notional financing cost. Prior to the Amendment Effective Date, the Und erlying Asset was an unfunded rolling position in E - Mini Nasdaq - 100 futures. The Index is subject to a 6.0% per annum daily deduction, a nd the performance of the Underlying Asset is subject to a notional financing cost deducted daily. The investment objective of the Q QQ Fund is to seek to track the investment results, before fees and expenses, of the Nasdaq - 100 Index ® . Summary of Terms Issuer: JPMorgan Chase Financial Company LLC Guarantor: JPMorgan Chase & Co. Minimum Denomination: $1,000 Underlying: The MerQube US Tech+ Vol Advantage Index (Bloomberg ticker: MQUSTVA). The level of the Underlying reflects a deduction of 6.0% per annum that accrues daily, and the performance of the QQQ Fund is subject to a notional financing cost that accrues daily. Pricing Date: December 18, 2025 Final Review Date: December 18, 2030 Maturity Date: December 23, 2030 Review Dates: Monthly Contingent Interest Rate: At least 9.75%* per annum, paid monthly at a rate of at least 0.8125%*, if applicable Interest Barrier : 75.00% of the Initial Value Buffer Threshold : 70.00% of the Initial Value Buffer Amount: 30.00% CUSIP: 48136LZH5 Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48136LZH5/doctype/Product_Termsheet/document.pdf Estimated Value : The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above. Automatic Call If the closing value of the Underlying on any Review Date (other than the first through eleventh and final Review Dates) is greater than or equal to the Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to ( a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No furthe r payments will be made on the notes. Payment at Maturity If the notes have not been automatically called and the Final Value is greater than or equal to the Buffer Threshold, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment, if any, applicable to the final Review Date. If the notes have not been automatically called and the Final Value is less than the Buffer Threshold, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Underlying Return + Buffer Amount)] If the notes have not been automatically called and the Final Value is less than the Buffer Threshold, you will lose some or mos t of your principal amount at maturity. Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and t he credit risk of JPMorgan Chase & Co., as guarantor of the notes. Investing in the notes linked to the Underlying involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement, Annex A to the prospectus addendum and "Selected Risk Considerations" in the relevant pricing supplement . Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes o r p assed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supp lem ent, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense. Hypothetical Payment at Maturity** Underlying Return Payment at Maturity (assuming 9.75% per annum Contingent Interest Rate) 60.00% $1,008.125 40.00% $1,008.125 20.00% $1,008.125 5.00% $1,008.125 0.00% $1,008.125 - 5.00% $1,008.125 - 20.00% $1,008.125 - 25.00% $1,008.125 - 25.01% $1,000.000 - 30.00% $1,000.000 - 30.01% $1,000.000 - 40.00% $900.000 - 60.00% $700.000 - 80.00% $500.000 - 100.00% $300.000 This table does not demonstrate how your interest payments can vary over the term of your notes. Contingent Interest *If the notes have not been automatically called and the closing value of the Underlying on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $8.125 (equivalent to a Contingent Interest Rate of at least 9.75% per annum, payable at a rate of at least 0.8125% per month). **The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

North America Structured Investments

J.P.Morgan

5yrNC1yr MQUSTVA Auto Callable Contingent Interest Notes

Selected Risks

Risks Relating to the Notes Generally

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- The level of the Underlying will include a 6.0% per annum daily deduction.
- The level of the Underlying will include the deduction of a notional financing cost.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes.
- The automatic call feature may force a potential early exit.
- No dividend payments or voting rights.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as "JPMS"), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Risks Relating to Conflicts of Interest

- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.
- Our affiliate, JPMS, worked with MerQube in developing the guidelines and policies governing the composition and calculation of the Underlying.

Selected Risks (continued)

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then-current estimated value of the notes for a limited time period.

Risks Relating to the Underlying

- The Index Sponsor may adjust the Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.
- The Underlying may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Asset.
- The Underlying may not approximate its target volatility.
- The Underlying is subject to risks associated with the use of significant leverage.
- The Underlying may be significantly uninvested.
- An investment in the notes will be subject to risks associated with non-U.S. securities.
- The QQQ Fund is subject to management risk.
- The performance and market value of the QQQ Fund, particularly during periods of market volatility, may not correlate with the performance of the QQQ Fund's underlying index as well as the net asset value per share.
- Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations, and the historical and hypothetical back-tested performance of the Index are not indications of its future performance.
- The Underlying was established on June 22, 2021, and may perform in unanticipated ways.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement, Annex A to the prospectus addendum and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.
Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com